Footnote 1 to Table II of Form 4 filed by Wendell H. Murphy on June 21, 2006

(1)        On June 19, 2006, the reporting person settled his obligation to deliver shares of the Company’s common stock (“Common Stock) or an equivalent amount of cash (if elected by him) pursuant to a prepaid variable forward contract (“Contract”) entered into on June 19, 2003 with an unaffiliated third party buyer (“Buyer”) pursuant to a Master Agreement dated June 16, 2003.

The Contract obligated the reporting person to deliver to the Buyer up to 174,762 shares of the Company’s common stock (“Common Stock”) (or an equivalent amount of cash, if elected by him) on the Maturity Date of the Contract (i.e., June 19, 2006, or an earlier date if the parties agreed to terminate the Contract early). In exchange for assuming this obligation, the reporting person received a cash payment of $3,537,103.50 as of the date of entering into the Contract. The reporting person pledged 174,762 shares of Common Stock (the “Pledged Shares”) to secure his obligations under the Master Agreement, and retained voting and dividend rights in the Pledged Shares during the period of the pledge.

The Contract provided that the number of shares (or equivalent amount of cash) deliverable by the reporting person on the Maturity Date would be determined as follows, on the basis of share prices of the Common Stock that were subject to adjustment for dividends received by the reporting person and other events specified in the Master Agreement:

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If the price per share of Common Stock on the Maturity Date were less than or equal to $23.3713 (i.e., the “Floor Price,” which is the price on the date of entering into the Contract), the reporting person would deliver to the Buyer the entire amount of Pledged Shares;

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If the price per share of Common Stock on the Maturity Date were between the Floor Price and $30.3827 (the “Cap Price”), the reporting person would deliver to the Buyer a number of shares determined by multiplying the Pledged Shares by the Floor Price, and dividing the resulting number by the price of the Common Stock on the Maturity Date;

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If the price per share of Common Stock on the Maturity Date were greater than the Cap Price, the reporting person would deliver to the Buyer a number of shares determined by reference to a formula specified in the contract that would result in the reporting person being obligated to deliver fewer that the number of Pledged Shares.

On the Maturity Date, the price per share of the Common Stock was $_____. Accordingly, the reporting person delivered to the Buyer $_________, the value of ________ shares of Common Stock, pursuant to the reporting person’s election to settle his delivery obligation under the Contract in cash.